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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

GLOBAL ENERGY GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37941V 10 5

(Cusip Number)

John R. Bailey
5000 Legacy Drive, Suite 490
Plano, Texas 75024

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 37941V 10 5			Page 2 of 4

1.	Name of Reporting Person: Turnaround Specialists, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas, USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 700,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 700,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.1%

14.	Type of Reporting Person (See Instructions): CO

Schedule 13D
CUSIP No. 37941V 10 5	Page 3 of 4 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) is being filed with respect to the common stock (the “Common Stock”), $0.001 par value per share, of Global Energy Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive office is located at 2346 Success Drive, Odessa, FL 33556.

Item 2. Identity and Background.

This statement is filed by Turnaround Specialists, L.L.C., a Texas limited liability company (“Turnaround Specialists”). The address of Turnaround Specialists’ principal office is 5000 Legacy Drive, Suite 490, Plano, Texas 75024. Its principal business is providing management, operational, financial, marketing and related services. During the last five years, Turnaround Specialists has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

To acquire Common Stock in the Issuer, Turnaround Specialists has used and will use the services of its managers, employees and other representatives under the terms of the Turnaround Services Agreement (described below), and may use other funds at such time additional securities of the Issuer are acquired. If other funds are used, this Schedule 13D will be amended accordingly.

Item 4. Purpose of Transaction.

See Item 5.

Item 5. Interest in Securities of the Issuer.

          In January, 2004, the Company completed a financing transaction. As a requirement under the financing transaction, the Company entered into a Turnaround Services Agreement with Turnaround Specialists, L.L.C., which is helping to establish and implement operational, financial, marketing and other policies and procedures. The Company is paying Turnaround Specialists $45,000 per month during the term of the agreement, and Global has delivered to Turnaround Specialists a warrant to purchase up to 700,000 shares of the Company’s common stock for $0.10 per share. Turnaround Specialists is owned by Carlos J. Coe and John R. Bailey, both of whom serve as directors and officers of the Company. If Turnaround Specialists were to exercise all its warrants, and if no additional shares of the Issuer’s Common Stock were issued to any other person, Turnaround Specialists would own approximately 5.1% of the then outstanding shares of the Issuer’s Common Stock. Turnaround Specialists has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5.

Item 7. Material to Be Filed as Exhibits.

Exhibit no.	Description
1*	Turnaround Service Agreement dated as of January 30, 2004 between the Company and Turnaround Specialists, L.L.C.
2*	Stock Purchase Warrant issued to Turnaround Specialists, L.L.C.

*          Incorporated by reference to the similarly named exhibits to the Issuer’s Report on Form 10-KSB filed on April 14, 2004.

Schedule 13D
CUSIP No. 37941V 10 5	Page 4 of 4 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 2004

Date

/s/ John R. Bailey

Signature

John R. Bailey, Principal

Name/Title